Filed by Brookfield Property Partners L.P.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Brookfield Office Properties Inc.

Commission File Number: 001-14916

Date: April 1, 2014

News Release

BROOKFIELD PROPERTY PARTNERS COMPLETES SUCCESSFUL TENDER OFFER

TAKES UP ADDITIONAL COMMON SHARES OF BROOKFIELD OFFICE PROPERTIES

US$ unless otherwise specified.

April 1, 2014 — Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“Brookfield Property Partners” or “BPY”) and its indirect subsidiaries Brookfield Office Properties Exchange LP and Brookfield Property Split Corp. (collectively with Brookfield Property Partners, the “Offerors”) today announced that the Offerors have taken up 24,149,997 additional common shares of Brookfield Office Properties Inc. (NYSE: BPO; TSX: BPO) (“BPO”) pursuant to their offer (the “Offer”) to acquire the common shares of BPO for consideration per BPO common share of either 1.0 limited partnership unit of Brookfield Property Partners or $20.34 in cash. The consideration is subject to pro-ration based on a maximum number of BPY limited partnership units and maximum cash consideration equating to 67% and 33%, respectively, of the total number of BPO common shares subject to the Offer. The additional common shares of BPO were acquired at the expiry of the extension period of the Offer at 5:00 p.m. Eastern time on March 31, 2014.

As previously announced, the Offerors will now be pursuing a second stage transaction with BPO to acquire the remaining BPO common shares, which will proceed by way of a plan of arrangement under Canadian corporate law. BPO shareholders will be offered the same consideration under such transaction as was offered under the Offer, subject to pro-ration. BPO has delayed its annual meeting of shareholders, originally scheduled for April 24, 2014, to facilitate shareholder approval of this transaction. It is currently anticipated that the shareholder meeting to approve the second stage transaction will take place no later than June. Further information will be communicated in the near future.

The additional common shares taken up pursuant to the Offer represent 8.69% of the common shares subject to the Offer. Brookfield Property Partners will now own, directly or indirectly, 469,393,505 common shares of BPO, representing 89.02% of the issued and outstanding common shares on a fully-diluted basis.

Of the additional 24,149,997 common shares of BPO taken up, 21,189,009 were tendered for cash and 2,960,988 were tendered for limited partnership units. As BPO shareholders have elected to receive more cash than is available under the Offer at the extended take-up date, BPO shareholders who tendered during the extended offer period will receive 37.61% of the aggregate cash they elected to receive, and will receive the balance of their consideration in BPY limited partnership units, or exchangeable limited partnership units if elected, valuing each limited partnership unit at $20.34. Shareholders electing to receive BPY limited partnership units, or exchangeable limited partnership units, will receive one limited partnership unit for each BPO common share tendered. After adjusting for pro-ration, 7,970,095 of the common shares taken up at the extended take-up date will be exchanged for cash and 16,179,902 common shares will be exchanged for limited partnership units.

As pro-ration is calculated based on common shares tendered and the elections made on a particular take-up date, the pro-ration for the second stage transaction will be different than the pro-ration at the original take-up date and the extended take-up date. As the maximum amounts of cash and limited partnership units available at any particular take-up date are proportionate to the total maximum consideration amounts based on the number of common shares of BPO tendered at the particular take-up date, there remains available for the second stage transaction, $388,690,066.88 (20.8% of the aggregate cash available) and 38,814,826 limited partnership units (20.8% of the aggregate limited partnership units available).

Shareholders of BPO who hold BPO common shares through a broker will receive their consideration through such broker, while shareholders holding in registered form will receive their consideration directly from the depositary. Shareholders who tendered during the extended offer period should receive their consideration in early April.

The Offer was made pursuant to a take-over bid circular dated February 11, 2014 included in an effective Registration Statement on Form F-4, a Transaction Statement on Schedule 13e-3 and a Tender Offer Statement on Schedule 14D1-F (collectively, with the accompanying letter of transmittal and related documents, the “Exchange Offer Documents”) previously filed with the U.S. Securities and Exchange Commission (the “SEC”). This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, any securities, nor is it a substitute for the Exchange Offer Documents. The Offer was made only through the Exchange Offer Documents. Copies of the Exchange Offer Documents may be obtained without charge by directing a request by mail to CST Trust Company at P.O. Box 1036, Adelaide Street Postal Station, Toronto, ON M5C 2K4 or by calling toll free at 1-800-387-0825 or 416-682-3860, or at the SEC’s website at www.sec.gov or at the Canadian securities regulatory authorites’ website at www.sedar.com.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: BPO shareholders who would like to exchange their shares for limited partnership units of Brookfield Property Partners may receive cash in lieu of up to 33% of their shares; BPO shareholders who would like to exchange their shares for cash may receive limited partnership units of Brookfield Property Partners in lieu of up to 67% of their shares; problems may arise in successfully integrating the business of Brookfield Property Partners and BPO; we may not realize the anticipated synergies and other benefits following the Offer; the Offer may involve unexpected costs; the business of Brookfield Property Partners and BPO may suffer as a result of uncertainty surrounding the Offer; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

* * * * *

Brookfield Property Partners is a leading owner, operator, and investor in best-in-class commercial real estate around the globe. Our diversified portfolio includes interests in over 300 office and retail properties encompassing 250 million square feet, 25,000 multi-family units, 68 million square feet of industrial space, and a 100 million square foot development pipeline. Our assets are located in North America, Europe, and Australia with a small presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com.

Contact:

Melissa Coley

Vice President, Investor Relations & Communications

Tel: 212-417-7215

Email: melissa.coley@brookfield.com